Exhibit 99.1

For more information, contact: Joseph W. Kiley III, President and Chief Executive Officer Rich Jacobson, Executive Vice President and Chief Financial Officer (425) 255-4400

First Financial Northwest, Inc. Reports
Net Income of $1.5 Million or $0.16 per Diluted Share for the Third Quarter Ended September 30, 2023

Renton, Washington – October 26, 2023 - First Financial Northwest, Inc. (the “Company”) (NASDAQ GS: FFNW), the holding company for First Financial Northwest Bank (the “Bank”), today reported net income for the quarter ended September 30, 2023, of $1.5 million, or $0.16 per diluted share, compared to $1.5 million, or $0.16 per diluted share, for the quarter ended June 30, 2023, and $3.9 million, or $0.43 per diluted share, for the quarter ended September 30, 2022. For the nine months ended September 30, 2023, net income was $5.1 million, or $0.56 per diluted share, compared to net income of $10.0 million, or $1.10 per diluted share, for the comparable nine-month period in 2022.

“The actions of the Federal Reserve’s Open Market Committee to continue increasing short-term interest rates is adversely impacting our profitability via reduced loan demand and a higher cost of funds, negatively impacting our net interest margin in recent quarters. Fortunately, however, the impact on profitability, albeit still challenging, was less severe this quarter than the previous two. I am pleased with the efforts of our employees as they continue to navigate a very competitive and challenging environment to attract and retain deposits and generate loans,” stated Joseph W. Kiley III, President and CEO.

“Credit quality at September 30, 2023 remained strong, with nonperforming assets of $201,000 and additional loan delinquencies of $1.0 million on a total loan portfolio of $1.18 billion. We also recorded a $300,000 recapture of the provision for credit losses during the quarter as a result of a reduction in loans receivable which included the payoff of a $4.6 million commercial real estate loan that carried a higher credit risk rating and a credit upgrade of an $8.7 million commercial real estate loan,” continued Kiley.

“While we are always striving to operate very efficiently, the focus is even greater in this environment. During the quarter, we reduced our staffing by approximately 6%. This reduction is anticipated to save the Company approximately $215,000 in noninterest expense per quarter going forward. We also initiated a search during the quarter for a senior C&I lending credit officer. This is being pursued in large part due to the lower-cost deposit opportunities associated with a C&I division, and we believe it prudent to start down this path by hiring a qualified individual to create appropriate credit expectations before taking the next step of building out the rest of the team,” concluded Kiley.

Highlights for the quarter ended September 30, 2023:
•	The Company paid a regular quarterly cash dividend to shareholders of $0.13 per share.
•	The Bank’s Tier 1 leverage and total capital ratios were 10.3% and 16.0% at September 30, 2023, compared to 10.0% and 15.8% at June 30, 2023, and 10.4% and 15.5% at September 30, 2022, respectively.
•	Credit quality remained strong with nonperforming assets of $201,000, or 0.01% of total assets at September 30, 2023.
•
Based on management’s evaluation of the adequacy of the Allowance for Credit Losses (“ACL”) at September 30, 2023, the Company recognized a $300,000 recapture of provision for credit losses during the quarter.

Deposits totaled $1.21 billion at September 30, 2023, compared to $1.22 billion at June 30, 2023, and $1.15 billion at September 30, 2022. Total deposits decreased $14.6 million in the quarter ended September 30, 2023, compared to the quarter ended June 30, 2023, including a $7.6 million decrease in noninterest-bearing demand deposits. Interest-bearing demand deposits decreased $28.3 million as several large deposit relationships shifted funds into higher-earning money market accounts which contributed to a $33.8 million increase in that category. Retail certificate of deposit balances declined by $10.5 million during the quarter. At September 30, 2023, the Company held $49.6 million in interest-earning deposits that can be used to fund loan growth or reduce brokered deposits and/or other wholesale liabilities in future periods, compared to $43.0 million at June 30, 2023, and $15.2 million at September 30, 2022. Total deposits were up $61.0 million in the quarter ended September 30, 2023, compared to the same quarter a year ago.
The following table presents a breakdown of our total deposits (unaudited):

	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Three Month Change	One Year Change
	(Dollars in thousands)
Deposits:
Noninterest-bearing demand	$104,164	$111,768	$118,842	$(7,604)	$(14,678)
Interest-bearing demand	60,816	89,080	95,767	(28,264)	(34,951)
Savings	18,844	20,364	24,625	(1,520)	(5,781)
Money market	501,168	467,411	572,137	33,757	(70,969)
Certificates of deposit, retail	349,446	359,919	268,528	(10,473)	80,918
Brokered deposits	175,972	176,422	69,537	(450)	106,435
Total deposits	$1,210,410	$1,224,964	$1,149,436	$(14,554)	$60,974

The following tables present an analysis of total deposits by branch office (unaudited):
September 30, 2023
	Noninterest- bearing demand	Interest- bearing demand	Savings	Money market	Certificates of deposit, retail	Brokered deposits	Total
	(Dollars in thousands)
King County
Renton	$32,025	$15,316	$12,140	$284,433	$239,940	$-	$583,854
Landing	3,036	1,689	91	16,606	8,934	-	30,356
Woodinville	2,377	2,425	981	9,016	10,453	-	25,252
Bothell	3,798	751	35	4,363	2,365	-	11,312
Crossroads	10,589	4,067	77	28,773	14,460	-	57,966
Kent	6,665	7,397	4	13,310	7,839	-	35,215
Kirkland	10,385	1,765	148	12,277	1,174	-	25,749
Issaquah	1,476	1,966	30	3,719	6,170	-	13,361
Total King County	70,351	35,376	13,506	372,497	291,335	-	783,065
Snohomish County
Mill Creek	5,126	3,474	639	14,069	7,910	-	31,218
Edmonds	11,817	6,735	950	24,681	14,848	-	59,031
Clearview	5,497	5,468	1,495	18,896	9,132	-	40,488
Lake Stevens	3,740	4,567	964	23,657	12,126	-	45,054
Smokey Point	3,568	3,877	1,272	42,544	11,835	-	63,096
Total Snohomish County	29,748	24,121	5,320	123,847	55,851	-	238,887
Pierce County
University Place	3,176	99	3	3,279	996	-	7,553
Gig Harbor	889	1,220	15	1,545	1,264	-	4,933
Total Pierce County	4,065	1,319	18	4,824	2,260	-	12,486

Brokered deposits	-	-	-	-	-	175,972	175,972

Total deposits	$104,164	$60,816	$18,844	$501,168	$349,446	$175,972	$1,210,410

June 30, 2023
	Noninterest- bearing demand	Interest- bearing demand	Savings	Money market	Certificates of deposit, retail	Brokered deposits	Total
	(Dollars in thousands)
King County
Renton	$31,802	$41,857	$12,952	$237,814	$254,016	$-	$578,441
Landing	2,773	1,831	137	15,120	8,657	-	28,518
Woodinville	2,440	2,653	1,032	10,077	14,647	-	30,849
Bothell	4,047	765	39	4,917	2,187	-	11,955
Crossroads	17,108	4,619	87	27,370	13,599	-	62,783
Kent	11,237	9,841	4	15,500	7,097	-	43,679
Kirkland	7,656	1,356	149	11,137	1,160	-	21,458
Issaquah	2,116	1,681	102	3,070	5,594	-	12,563
Total King County	79,179	64,603	14,502	325,005	306,957	-	790,246
Snohomish County
Mill Creek	5,797	2,638	591	15,209	7,140	-	31,375
Edmonds	12,384	7,659	895	28,177	12,871	-	61,986
Clearview	4,888	4,490	1,576	19,928	7,872	-	38,754
Lake Stevens	3,465	4,038	1,071	30,899	10,802	-	50,275
Smokey Point	2,953	4,619	1,715	42,192	11,846	-	63,325
Total Snohomish County	29,487	23,444	5,848	136,405	50,531	-	245,715
Pierce County
University Place	2,428	83	3	3,817	926	-	7,257
Gig Harbor	674	950	11	2,184	1,505	-	5,324
Total Pierce County	3,102	1,033	14	6,001	2,431	-	12,581

Brokered deposits	-	-	-	-	-	176,422	176,422

Total deposits	$111,768	$89,080	$20,364	$467,411	$359,919	$176,422	$1,224,964

Net loans receivable totaled $1.17 billion at both September 30, 2023 and June 30, 2023, compared to $1.14 billion at September 30, 2022. At September 30, 2023, loan totals were down across all categories except for an $11.6 million increase in one-to-four family residential and a $548,000 increase in business loans. The average balance of net loans receivable totaled $1.17 billion for the quarter ended September 30, 2023, compared to $1.18 billion for the quarter ended June 30, 2023, and $1.13 billion for the quarter ended September 30, 2022.

The ACL to total loans was 1.29% and 1.31% at September 30, 2023 and June 30, 2023, respectively, compared to an allowance for loan and lease losses (“ALLL”) to total loans receivable of 1.27% at September 30, 2022.

There were $201,000 in nonperforming loans at both September 30, 2023 and June 30, 2023, compared to $232,000 at September 30, 2022. There was no other real estate owned (“OREO”) at September 30, 2023, June 30, 2023, and September 30, 2022.
The following table presents a breakdown of our nonperforming assets (unaudited):
	Sep 30,	Jun 30,	Sep 30,		Three Month	One Year
	2023	2023	2022		Change	Change
	(Dollars in thousands)
Nonperforming loans:
One-to-four family residential	$–	$–	$39	$	‒	$(39)
Consumer	201	201	193		‒	8
Total nonperforming loans	201	201	232			(31)

OREO	–	–	–		–	–

Total nonperforming assets	$201	$201	$232	$	‒	$(31)

Nonperforming assets as a percent
of total assets	0.01%	0.01%	0.02%

Net interest income totaled $9.7 million for the quarter ended September 30, 2023, compared to $10.3 million for the quarter ended June 30, 2023, and $12.7 million for the quarter ended September 30, 2022. The decrease in the current quarter compared to the quarter ended June 30, 2023, was primarily due to higher interest expense on deposits, reflecting the continued increase in market interest rates due to the ongoing increases to the targeted federal funds rate and continued intense competition for deposits. Since March 2022, the Federal Open Market Committee of the Federal Reserve System has increased the target range for the federal funds rate by 525 basis points, including 25 basis points during the third quarter of 2023, to a range of 5.25% to 5.50%.

Total interest income was $19.7 million for both the quarters ended September 30, 2023 and June 30, 2023, compared to $15.4 million for the quarter ended September 30, 2022. Loan yield increased to 5.73% during the recent quarter, compared to 5.71% and 4.77% for the quarters ended June 30, 2023 and September 30, 2022, respectively. Yield on investments increased to 3.98% during the current quarter, compared to 3.93% and 2.90% for the quarters ended June 30, 2023 and September 30, 2022, respectively.

Total interest expense was $10.0 million for the quarter ended September 30, 2023, compared to $9.4 million for the quarter ended June 30, 2023, and $2.7 million for the quarter ended September 30, 2022. The average cost of interest-bearing deposits was 3.33% for the quarter ended September 30, 2023, compared to 3.06% for the quarter ended June 30, 2023, and 0.87% for the quarter ended

September 30, 2022. The increase from the quarter ended June 30, 2023, was due primarily to increased interest expense on money market and certificate of deposit balances in a highly competitive marketplace for deposits. Advances from the FHLB totaled $125.0 million at September 30, 2023, compared to $120.0 million at June 30, 2023, and $150.0 million at September 30, 2022. At September 30, 2023, all $125.0 million of our FHLB advances were tied to cash flow hedge agreements where the Bank pays a fixed rate and receives a variable rate in return to assist in the Bank’s interest rate risk management efforts. These cash flow hedge agreements had a weighted average remaining term of 36 months and a weighted average fixed interest rate of 1.84% as of September 30, 2023. The average cost of borrowings was 2.42% for the quarter ended September 30, 2023, compared to 2.55% for the quarter ended June 30, 2023, and 1.48% for the quarter ended September 30, 2022.

Net interest margin was 2.69% for the quarter ended September 30, 2023, compared to 2.84% for the quarter ended June 30, 2023, and 3.65% for the quarter ended September 30, 2022. The decrease in net interest margin for the quarter ended September 30, 2023, compared to the quarter ended June 30, 2023, was due primarily to the cost of interest-bearing liabilities increasing more than the yields on interest-earnings assets, with a 23-basis point increase in the Company’s average cost of interest-bearing liabilities to 3.24% from 3.01%, partially offset by a three basis point increase in the average yield on interest-earning assets to 5.46% from 5.43%. The 15-basis point decline in the net interest margin in the current quarter was less severe than the 38-basis point decline in the previous quarter and the 30-basis point decline in the quarter ended March 31, 2023, from the quarter ended December 31, 2022. The net interest margin for the month of September 2023 was 2.71%.

Noninterest income for the quarter ended September 30, 2023, totaled $677,000, compared to $798,000 for the quarter ended June 30, 2023, and $778,000 for the quarter ended September 30, 2022. The $121,000 decrease in noninterest income for the quarter ended September 30, 2023, compared to the quarter ended June 30, 2023, was primarily due to a $79,000 decrease in other noninterest income related to our fintech focused venture capital investment, a $42,000 decrease in wealth management revenue and a $30,000 decrease in BOLI income, partially offset by a $35,000 increase in loan related fee income. The decrease for the quarter ended September 30, 2023, compared to the prior year quarter, primarily reflects lower loan related fee income and wealth management revenue, partially offset by an increase in other noninterest income.

Noninterest expense totaled $8.8 million for the quarter ended September 30, 2023, compared to $9.5 million for the quarter ended June 30, 2023, and $9.0 million for the quarter ended September 30, 2022. The decrease in noninterest expense for the quarter ended September 30, 2023, compared to the quarter ended June 30, 2023, was primarily due to decreases in other general and administrative expenses and professional fees and, to a lesser extent, regulatory assessments and salaries and employee benefits. Professional fees in the prior quarter included $419,000 in expenses related to a potential business combination which was abandoned during the quarter, while other general and administrative fees included the recognition of approximately $190,000 in one-time expenses related to the Bank’s 100-year celebration. Regulatory assessments decreased $67,000 for the third quarter of 2023, compared to the second quarter of 2023, the latter which included a year-to-date true up of expenses relating to an increase in deposit insurance assessments instituted earlier in the year. Salaries and employee benefits decreased $46,000 for the quarter ended September 30, 2023, compared to the quarter ended June 30, 2023, as the Company took steps to rein in costs by reducing staffing amid tough market conditions. Late in the quarter ended September 30, 2023, the Company eliminated approximately 6% of its full-time positions, with salaries and benefits for those positions totaling approximately $215,000 per quarter. The decrease in noninterest expense for the quarter ended September 30, 2023, compared to the year-ago quarter, was primarily due to a reduction in salaries and employee benefits, reflecting lower estimated incentive compensation and profit-sharing accruals for 2023, partially offset by higher regulatory assessments and data processing fees.

First Financial Northwest, Inc. is the parent company of First Financial Northwest Bank; an FDIC insured Washington State-chartered commercial bank headquartered in Renton, Washington, serving the Puget Sound Region through 15 full-service banking offices. For additional information about us, please visit our website at ffnwb.com and click on the “Investor Relations” link at the bottom of the page.

Forward-looking statements:
When used in this press release and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are not historical facts but instead represent management’s current expectations and forecasts regarding future events many of which are inherently uncertain and outside of our control. Actual results may differ, possibly materially from those currently expected or projected in these forward-looking statements made by, or on behalf of, us and could negatively affect our operating and stock performance. Factors that could cause our actual results to differ materially from those described in the forward-looking statements, include, but are not limited to, the following: potential adverse impacts to economic conditions in our local market areas, other markets where the Company has lending relationships, or other aspects of the Company’s business operations or financial markets, including, without limitation, as a result of employment levels, labor shortages and the effects of inflation, a potential recession or slowed economic growth; changes in the interest rate environment, including the recent increases in the Federal Reserve benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect our revenues and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; the impact of continuing high inflation and the current and future monetary policies of the Federal Reserve in response thereto; the effects of any federal government shutdown; increased competitive pressures; legislative and regulatory changes; the impact of bank failures or adverse developments at other banks and related negative press about the banking industry in general on investor and depositor sentiment; disruptions, security breaches, or other adverse events, failures or interruptions in, or attacks on, our information technology systems or on the third-party vendors who perform several of our critical processing functions; effects of critical accounting policies and judgments, including the use of estimate in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; the effects of climate change, severe weather events, natural disasters, pandemics, epidemics and other public health crises, acts of war or terrorism, and other external events on our business; and other factors described in the Company’s latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other reports filed with or furnished to the Securities and Exchange Commission – that are available on our website at www.ffnwb.com and on the SEC’s website at www.sec.gov.

Any of the forward-looking statements that we make in this Press Release and in the other public statements are based upon management’s beliefs and assumptions at the time they are made and may turn out to be wrong because of the inaccurate assumptions we might make, because of the factors illustrated above or because of other factors that we cannot foresee. Therefore, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. We do not undertake and specifically disclaim any obligation to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Dollars in thousands)
(Unaudited)

Assets	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Three Month Change	One Year Change
Cash on hand and in banks	$8,074	$10,621	$9,684	(24.0)%	(16.6)%
Interest-earning deposits with banks	49,618	42,956	15,227	15.5	225.9
Investments available-for-sale, at fair value	204,975	208,927	221,278	(1.9)	(7.4)
Investments held-to-maturity, at amortized cost	2,450	2,444	2,438	0.2	0.5
Loans receivable, net of allowance of $15,306, $15,606, and $14,726, respectively	1,168,079	1,171,916	1,143,348	(0.3)	2.2
Federal Home Loan Bank ("FHLB") stock, at cost	6,803	6,603	7,712	3.0	(11.8)
Accrued interest receivable	7,263	6,690	6,261	8.6	16.0
Deferred tax assets, net	3,156	3,275	2,355	(3.6)	34.0
Premises and equipment, net	19,921	20,283	21,608	(1.8)	(7.8)
Bank owned life insurance ("BOLI"), net	37,398	36,922	36,064	1.3	3.7
Prepaid expenses and other assets	13,673	13,051	13,605	4.8	0.5
Right of use asset ("ROU"), net	2,818	3,018	3,260	(6.6)	(13.6)
Goodwill	889	889	889	0.0	0.0
Core deposit intangible, net	451	484	582	(6.8)	(22.5)
Total assets	$1,525,568	$1,528,079	$1,484,311	(0.2)	2.8

Liabilities and Stockholders' Equity

Deposits
Noninterest-bearing deposits	$104,164	$111,768	$118,842	(6.8)	(12.4)
Interest-bearing deposits	1,106,246	1,113,196	1,030,594	(0.6)	7.3
Total deposits	1,210,410	1,224,964	1,149,436	(1.2)	5.3
Advances from the FHLB	125,000	120,000	150,000	4.2	(16.7)
Advance payments from borrowers for taxes and insurance	4,760	2,524	5,033	88.6	(5.4)
Lease liability, net	3,011	3,213	3,441	(6.3)	(12.5)
Accrued interest payable	2,646	2,045	185	29.4	1330.3
Other liabilities	20,506	16,618	18,326	23.4	11.9
Total liabilities	1,366,333	1,369,364	1,326,421	(0.2)	3.0

Commitments and contingencies

Stockholders' Equity
Preferred stock, $0.01 par value; authorized 10,000,000 shares; no shares issued or outstanding	-	-	-	n/a	n/a
Common stock, $0.01 par value; authorized 90,000,000 shares; issued and outstanding 9,179,510 shares at September 30 2023, 9,148,086 shares at June 30 2023, and 9,127,595 shares at September 30, 2022	92	92	91	0.0	1.1
Additional paid-in capital	72,926	72,544	72,295	0.5	0.9
Retained earnings	96,206	95,896	92,928	0.3	3.5
Accumulated other comprehensive loss, net of tax	(9,989)	(9,817)	(7,424)	1.8	34.6
Total stockholders' equity	159,235	158,715	157,890	0.3	0.9
Total liabilities and stockholders' equity	$1,525,568	$1,528,079	$1,484,311	(0.2)%	2.8%

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES
Consolidated Income Statements
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended
	Sep 30, 2023	Jun 30, 2023	Sep 30, 2022	Three Month Change	One Year Change
Interest income
Loans, including fees	$16,918	$16,849	$13,618	0.4%	24.2%
Investments	2,118	2,108	1,609	0.5	31.6
Interest-earning deposits with banks	525	620	125	(15.3)	320.0
Dividends on FHLB Stock	113	120	83	(5.8)	36.1
Total interest income	19,674	19,697	15,435	(0.1)	27.5
Interest expense
Deposits	9,205	8,590	2,326	7.2	295.7
Other borrowings	766	798	392	(4.0)	95.4
Total interest expense	9,971	9,388	2,718	6.2	266.9
Net interest income	9,703	10,309	12,717	(5.9)	(23.7)
Recapture of provision for credit losses	(300)	(247)	(400)	21.5	(25.0)
Net interest income after recapture of provision for credit losses	10,003	10,556	13,117	(5.2)	(23.7)

Noninterest income
BOLI income	244	274	243	(10.9)	0.4
Wealth management revenue	53	95	89	(44.2)	(40.4)
Deposit related fees	247	252	245	(2.0)	0.8
Loan related fees	79	44	195	79.5	(59.5)
Other	54	133	6	(59.4)	800.0
Total noninterest income	677	798	778	(15.2)	(13.0)

Noninterest expense
Salaries and employee benefits	5,018	5,064	5,417	(0.9)	(7.4)
Occupancy and equipment	1,193	1,160	1,188	2.8	0.4
Professional fees	553	887	549	(37.7)	0.7
Data processing	742	711	675	4.4	9.9
Regulatory assessments	200	267	105	(25.1)	90.5
Insurance and bond premiums	111	115	112	(3.5)	(0.9)
Marketing	97	98	92	(1.0)	5.4
Other general and administrative	856	1,202	876	(28.8)	(2.3)
Total noninterest expense	8,770	9,504	9,014	(7.7)	(2.7)
Income before federal income tax provision	1,910	1,850	4,881	3.2	(60.9)
Federal income tax provision	409	362	935	13.0	(56.3)
Net income	$1,501	$1,488	$3,946	0.9%	(62.0)%

Basic earnings per share	$0.16	$0.16	$0.44
Diluted earnings per share	$0.16	$0.16	$0.43
Weighted average number of common shares outstanding	9,127,568	9,120,468	8,981,037
Weighted average number of diluted shares outstanding	9,150,059	9,124,227	9,068,541

The following table presents a breakdown of the loan portfolio (unaudited):
	September 30, 2023		June 30, 2023		September 30, 2022
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial real estate:
Residential:
Multifamily	$140,022	11.7%	$141,413	11.9%	$132,703	11.5%
Total multifamily residential	140,022	11.7	141,413	11.9	132,703	11.5

Non-residential:
Office	72,773	6.1	79,338	6.7	84,739	7.3
Retail	130,101	11.0	131,877	11.1	137,908	11.9
Mobile home park	21,285	1.8	22,798	1.9	23,411	2.1
Hotel / motel	63,954	5.4	64,297	5.4	56,655	4.9
Nursing Home	11,676	1.0	11,739	1.0	12,445	1.1
Warehouse	19,446	1.6	19,557	1.6	20,180	1.7
Storage	33,229	2.8	33,418	2.8	33,982	2.9
Other non-residential	42,227	3.7	43,332	3.7	44,368	3.9
Total non-residential	394,691	33.4	406,356	34.2	413,688	35.8

Construction/land:
One-to-four family residential	43,532	3.7	47,168	4.0	41,208	3.6
Multifamily	2,043	0.2	547	0.0	15,405	1.3
Land development	9,766	0.8	10,113	0.9	15,496	1.4
Total construction/land	55,341	4.7	57,828	4.9	72,109	6.3

One-to-four family residential:
Permanent owner occupied	260,970	22.1	246,585	20.8	220,342	19.0
Permanent non-owner occupied	232,238	19.6	235,008	19.8	227,498	19.6
Total one-to-four family residential	493,208	41.7	481,593	40.6	447,840	38.6

Business:
Aircraft	1,981	0.2	2,017	0.2	2,335	0.2
Small Business Administration ("SBA")	1,810	0.3	1,824	0.2	525	0.0
Paycheck Protection Plan ("PPP")	551	0.0	629	0.1	1,201	0.1
Other business	23,633	1.9	22,957	1.8	27,978	2.4
Total business	27,975	2.4	27,427	2.3	32,039	2.7

Consumer:
Classic, collectible and other auto	59,955	5.1	61,611	5.1	49,047	4.2
Other consumer	12,193	1.0	11,294	1.0	10,648	0.9
Total consumer	72,148	6.1	72,905	6.1	59,695	5.1

Total loans	1,183,385	100.0%	1,187,522	100.0%	1,158,074	100.0%
Less:
ACL	15,306		15,606		14,726
Loans receivable, net	$1,168,079		$1,171,916		$1,143,348

Concentrations of credit: (1)
Construction loans as % of total capital	37.8%		40.0%		49.1%
Total non-owner occupied commercial real estate as % of total capital	328.1%		336.8%		354.6%
 (1) Concentrations of credit percentages are for First Financial Northwest Bank only using classifications in accordance with FDIC regulatory guidelines.

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES
Key Financial Measures
(Unaudited)

	At or For the Quarter Ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2023	2023	2023	2022	2022
	(Dollars in thousands, except per share data)
Performance Ratios: (1)
Return on assets	0.39%	0.39%	0.57%	0.86%	1.06%
Return on equity	3.71	3.74	5.31	8.04	9.88
Dividend payout ratio	79.26	79.90	56.52	34.29	27.40
Equity-to-assets ratio	10.44	10.39	10.14	10.67	10.64
Tangible equity-to-assets ratio (2)	10.36	10.31	10.06	10.58	10.55
Net interest margin	2.69	2.84	3.22	3.52	3.65
Average interest-earning assets to average interest-bearing liabilities	116.94	116.27	117.78	117.93	119.08
Efficiency ratio	84.49	86.95	75.44	65.84	66.80
Noninterest expense as a percent of average total assets	2.29	2.50	2.42	2.30	2.43
Book value per common share	$17.35	$17.35	$17.45	$17.57	$17.30
Tangible book value per common share (2)	17.20	17.20	17.30	17.41	17.14

Capital Ratios: (3)
Tier 1 leverage ratio	10.25%	10.02%	10.24%	10.31%	10.43%
Common equity tier 1 capital ratio	14.75	14.49	14.33	14.37	14.24
Tier 1 capital ratio	14.75	14.49	14.33	14.37	14.24
Total capital ratio	16.00	15.75	15.59	15.62	15.49

Asset Quality Ratios: (4)
Nonperforming loans as a percent of total loans	0.02%	0.02%	0.02%	0.02%	0.02%
Nonperforming assets as a percent of total assets	0.01	0.01	0.01	0.01	0.02
ACL as a percent of total loans	1.29	1.31	1.33	1.29	1.27
Net (recoveries) charge-offs to average loans receivable, net	0.00	0.00	(0.00)	(0.00)	(0.00)

Allowance for Credit Losses:
ACL, beginning of the quarter	$15,606	$16,028	$15,227	$14,726	$15,125
Beginning balance adjustment from adoption of Topic 326	-	-	500	-	-
(Recapture of provision) provision	(300)	(400)	300	500	(400)
Charge-offs	-	(22)	-	-	-
Recoveries	-	-	1	1	1
ACL, end of the quarter	$15,306	$15,606	$16,028	$15,227	$14,726
(1) Performance ratios are calculated on an annualized basis.
(2) Represent non-GAAP financial measures. Tangible equity-to-tangible assets ratio is calculated by dividing tangible equity by tangible assets. Tangible book value per common share is calculated by dividing tangible equity by common shares outstanding at period end. Tangible equity and tangible assets exclude goodwill and core deposit intangible assets. Refer to Non-GAAP Financial Measures at the end of this press release for a reconciliation to the nearest GAAP equivalents.
(3) Capital ratios are for First Financial Northwest Bank only.
(4) Loans are reported net of undisbursed funds.

FIRST FINANCIAL NORTHWEST, INC. AND SUBSIDIARIES
Key Financial Measures
(Unaudited)
	At or For the Quarter Ended
	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,
	2023	2023	2023	2022	2022
	(Dollars in thousands)
Yields and Costs: (1)
Yield on loans	5.73%	5.71%	5.56%	5.19%	4.77%
Yield on investments	3.98	3.93	3.88	3.60	2.90
Yield on interest-earning deposits	5.18	4.91	4.40	3.31	2.02
Yield on FHLB stock	6.57	7.06	7.30	4.58	5.56
Yield on interest-earning assets	5.46%	5.43%	5.29%	4.90%	4.43%

Cost of interest-bearing deposits	3.33%	3.06%	2.41%	1.51%	0.87%
Cost of borrowings	2.42	2.55	2.69	2.46	1.48
Cost of interest-bearing liabilities	3.24%	3.01%	2.44%	1.63%	0.93%

Cost of total deposits	3.03%	2.78%	2.17%	1.36%	0.78%
Cost of funds	2.97	2.76	2.23	1.48	0.84

Average Balances:
Loans	$1,171,483	$1,182,939	$1,168,539	$1,150,181	$1,132,233
Investments	211,291	215,113	219,969	221,113	220,244
Interest-earning deposits	40,202	50,691	21,729	24,608	24,565
FHLB stock	6,820	6,814	7,219	7,710	5,923
Total interest-earning assets	$1,429,796	$1,455,557	$1,417,456	$1,403,612	$1,382,965

Interest-bearing deposits	$1,097,324	$1,126,598	$1,065,827	$1,040,357	$1,056,079
Borrowings	125,402	125,275	137,600	149,946	105,272
Total interest-bearing liabilities	$1,222,726	$1,251,873	$1,203,427	$1,190,303	$1,161,351
Noninterest-bearing deposits	109,384	111,365	115,708	121,518	125,561
Total deposits and borrowings	$1,332,110	$1,363,238	$1,319,135	$1,311,821	$1,286,912

Average assets	$1,522,224	$1,547,321	$1,509,297	$1,496,125	$1,470,816
Average stockholders' equity	160,299	159,764	162,016	159,120	158,515
(1) Yields and costs are annualized.

Non-GAAP Financial Measures
In addition to financial results presented in accordance with generally accepted accounting principles utilized in the United States ("GAAP"), this earnings release contains non-GAAP financial measures that include tangible equity, tangible assets, tangible book value per share, and the tangible equity-to-assets ratio. The Company believes that these non-GAAP financial measures and ratios as presented are useful for both investors and management to understand the effects of goodwill and core deposit intangible, net and provides an alternative view of the Company’s performance over time and in comparison to the Company’s competitors. Non-GAAP financial measures have limitations, are not required to be uniformly applied and are not audited. They should not be considered in isolation and are not a substitute for other measures in this earnings release that are presented in accordance with GAAP. These non-GAAP measures may not be comparable to similarly titled measures reported by other companies.

The following table provides a reconciliation between the GAAP and non-GAAP measures:

Quarter Ended
Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022
(Dollars in thousands, except per share data)
Tangible equity to tangible assets and tangible book value per share:
Total stockholders' equity (GAAP)	$159,235	$158,715	$159,645	$160,360	$157,890
Less:
Goodwill	889	889	889	889	889
Core deposit intangible, net	451	484	516	548	582
Tangible equity (Non-GAAP)	$157,895	$157,342	$158,240	$158,923	$156,419

Total assets (GAAP)	$1,525,568	$1,528,079	$1,574,271	$1,502,916	$1,484,311
Less:
Goodwill	889	889	889	889	889
Core deposit intangible, net	451	484	516	548	582
Tangible assets (Non-GAAP)	$1,524,228	$1,526,706	$1,572,866	$1,501,479	$1,482,840

Common shares outstanding at period end	9,179,510	9,148,086	9,148,086	9,127,595	9,127,595

Equity-to-assets ratio (GAAP)	10.44%	10.39%	10.14%	10.67%	10.64%
Tangible equity-to-tangible assets ratio (Non‑GAAP)	10.36	10.31	10.06	10.58	10.55
Book value per common share (GAAP)	$17.35	$17.35	$17.45	$17.57	$17.30
Tangible book value per share (Non-GAAP)	17.20	17.20	17.30	17.41	17.14